August 7, 2024

Shawn Muneio
Chief Executive Officer
Bequest Bonds I, Inc.
2 N Tamiami Trail, Suite 101
Sarasota, FL 34236

        Re: Bequest Bonds I, Inc.
            Amendment No. 3 to
            Draft Offering Statement on Form 1-A
            Submitted July 29, 2024
            CIK No. 0002016678
Dear Shawn Muneio:

     We have reviewed your amended draft offering statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 3 to Draft Offering Statement on Form 1-A
Changes in regulations can adversely affect a target company's ability to . . . , page 15

1. We note your response to prior comment 2. However, you have not revised your disclosure about the target company's "obligations to repay Bond obligations to members." Please clarify what these Bond obligations are to members and whether this is the same as the bonds being offered pursuant to the offering circular. General

2. We note your response to prior comment 4 and the revised Plan of Distribution in response to our comment requesting a detailed analysis of the activities each platform will engage in and why each platform does not need to register. Further, we note your reliance on Rule 3a4-1 for the activities of Bequest, Byte Federal and their employees. We would
 August 7, 2024
Page 2

       like to highlight that the 3a4-1 exemption is only available to certain natural persons associated with an issuer in connection with sales by the issuer for the
issuer   s account.
       As such, while your response seeks to address the employees, it is not responsive with respect to the activities of Bequest and Byte Federal. As previously requested, please describe in detail what activities each platform will provide and how each platform is compensated, and please also provide a detailed analysis of why neither entity needs to register as a broker-dealer.
       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Brian T. Gallagher, Esq.